FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2022

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Announcement of a Company Split (Simplified Absorption-type Company Split) and Transfer of Shares for Succession of Takeda’s Shonan iPark Operation Business
99.1	Shonan iPark Outlines New Operational Structure to Provide Scale and Sustainable Long-Term Growth for the Ecosystem

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: December 21, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Announcement of a Company Split (Simplified Absorption-type Company Split) and Transfer of Shares for Succession of Takeda’s Shonan iPark Operation Business

OSAKA, JAPAN, December, 21 2022 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (Headquarters: Chuo-ku, Osaka, “Takeda”) today announced that it has decided to newly establish a subsidiary, iPi Business Preparation Company (“Subject Company”); to have the Subject Company succeed the operation business of Shonan Health Innovation Park (“Shonan iPark”) through absorption-type company split as of April 1, 2023 (“Company Split”); and to transfer a portion of the shares of the Subject Company held by Takeda as of April 1, 2023 (“Share Transfer” combined with the Company Split as the “Transaction”) to Industrial & Infrastructure Fund Investment Corporation and Mitsubishi Corporation.
The transfer price is 514 million yen upon the share transfer. Takeda will continue to initiate research and development activities in Shonan iPark after this transaction.
Since the Company Split is an absorption-type company split carried out between Takeda and its consolidated subsidiary, certain details will be abridged.

1.Purpose and reason for the Transaction
Shonan iPark opened in April 2018 when Takeda transformed its research site (Shonan Research Center) into Japan’s first pharma-led science park opening its doors to the world. In 2020, the assets (land and facilities) of Shonan iPark were placed in trust and the trust beneficiary rights were acquired by Industrial & Infrastructure Fund Investment Corporation in 2020 and 2021, but Takeda has continued to operate Shonan iPark on an outsourced basis.
Since its opening, Shonan iPark has been operating its facilities and conducting open innovation promotion projects with a mission of “Building a life science ecosystem that is open to the world,” and a vision of “Social implementation of innovative ideas.”The number of tenants has grown from 20 at the time of opening, to more than 150 companies, universities and other organizations from a variety of fields, including pharmaceuticals, AI, and venture capital.
Shonan iPark believes that building further neutral and unifying place through this transaction will attract more companies to join, and thus, it will be able to realize its sustainable growth as well as improving its profitability by supporting the business of each tenant.

2.Details of the Transaction
(1)Schedule of the Transaction

Date of decision on the Company Split by the Director delegated by the Board of Directors	December 21, 2022
Date of conclusion of agreement on the Share Transfer	December 21, 2022
Date of conclusion of absorption-type company split agreement	December 21, 2022
Effective date of absorption-type company split	April 1, 2023 (Scheduled)
Effective date of transfer of shares	April 1, 2023 (Scheduled)

(Note) The Company Split is to be conducted by Takeda in accordance with Article 784, paragraph 2 of the Companies Act. Accordingly, no approval by a general meeting of shareholders as defined in Article 783, paragraph 1 of the Companies Act is required.

(2)Method of Company Split
In the Company Split, Takeda will be the splitting companies, and the Subject Company will be the succeeding company.

(3)Details of stock allocation
As consideration for the rights and obligations to be succeeded as a result of the Company Split, the Subject Company will issue and allocate 90,000 shares of common stock to Takeda.

(4)Treatment of stock options and corporate bonds with stock options with regards to the Company Split
Although Takeda has issued stock options, there will be no change in the treatment of these stock options due to the Company Split.

(5)Increase or decrease of capital stock due to the Company Split
There will be no increase or decrease of Takeda's capital stock due to the Company Split.

(6)Rights and obligations to be succeeded by the Subject Company
The Subject Company will succeed assets relating to the operation business of Shonan iPark to be split off in accordance with the terms and conditions of absorption-type company split agreement, as well as the rights and obligations incidental thereto.
Succession of debts and other obligations from Takeda to the Subject Company based on the company split agreement is to be made by the method of the assumption of obligation releasing old obligor.

(7)Capability of satisfying liabilities
In the Company Split, Takeda has judged that the Subject Company will not have any problem in performing its obligations relating to the liabilities it will bear following the effective date of the Company Split; however, Takeda will not guarantee the Subject Company’s performance of its obligations.

3.Outline of the companies

Splitting company (As of March 31, 2022)
Name	Takeda Pharmaceutical Company Limited
Address	1-1, Doshomachi 4-chome, Chuo-ku, Osaka, Japan
Title and name of the representative person	Representative Director, President & CEO: Christophe Weber
Business description	Research and development, manufacture, sale, and marketing of pharmaceutical drugs
Capital amount	1,676,263 million yen
Date of foundation / incorporation	January 12, 1925
Number of outstanding shares	1,582,252,525 shares
Fiscal year end	March 31
Major shareholders and their shareholding percentages
Result of operations and financial condition for the immediately preceding fiscal year	March 2022 (Consolidated, IFRS) (in million yen unless otherwise specified)
Equity attributable to owners of the parent company	5,683,019
Total assets	13,178,018
Equity attributable to owners of the parent company per share	3,665.61 yen
Total revenue	3,569,006
Operating profit	460,844
Profit before tax	302,571
Net profit attributable to owners of the parent company	230,059
Basic earnings per share	147.14 yen

Succeeding company (Subject Company) (As of December 21, 2022)
Company name	iPi Business Preparation Company
Location	Fujisawa, Kanagawa
Representative	Chief Executive Officer: Toshio Fujimoto
Scope of business	Operation business of Shonan iPark
Capital	10 million yen
Date established	December 16, 2022 (scheduled)
Number of shares issued	Common stock 10,000 shares
Fiscal year end	March 31
Major shareholders and ratio of shares held	Takeda 100%

4.Outline of the businesses to be split off from Takeda to the Subject Company
(1)Details of the business to be split off
The portion of the business to be split off is an operation business of Shonan iPark managed by Takeda.

(2)Financial results of the business to be split off
No profit-making business is conducted for the businesses to be split off.

(3)Book value of assets and liabilities to be split off

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	147 million yen	Current liabilities	45 million yen
Fixed assets	726 million yen	Fixed liabilities	92 million yen
Total	873 million yen	Total	137 million yen
(Note)     The Items and amounts of assets and liabilities to be split off are estimates as of April 1, 2023, and the actual values to be split off may differ from the above amounts.

5.Status of the companies after the Company Split
(1)There will be no change in Takeda’s company name, location, name and title of its representatives, scope of business, capital, or fiscal period after the Company Split.

(2)The capital of the Subject Company will be increased to 100 million yen as a result of the Company Split.

6.Share Transfer
(1)Profile of the subsidiary (Subject Company) to undergo changes
Please see 3. above for descriptions of the Subject Company.

(2)Transferee of the Share Transfer

	Industrial & Infrastructure Fund Investment Corporation (As of July 31, 2022)	Mitsubishi Corporation (As of March 31, 2022)
Name	Industrial & Infrastructure Fund Investment Corporation	Mitsubishi Corporation
Address	Tokyo Building 7-3, Marunouchi 2-chome, Chiyoda-ku Tokyo	3-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo
Title and name of the representative person	Executive Director: Kumi Honda	Representative Director, President and Chief Executive Officer: Katsuya Nakanishi
Business description	Managing assets primarily as investments in specified assets as defined in Article 2 (1) of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, including subsequent amendments).
Through the Company or other companies in which the Company holds shares or interests, conducting diversified business including trading, production, manufacturing, and development of commodities and resources, finance and logistics, new business development, and provision of various services in a wide range of fields, including Energy, Mineral Resources, Machinery, Chemicals, Food, Consumer goods, Infrastructure, Real estate.

Capital amount	183,865,203,829 yen	204,446,667,326 yen
Date of foundation / incorporation	March 26, 2007	April 1, 1950
Number of investment units issued / Number of outstanding shares	2,070,016 units	1,485,723,351 shares
Fiscal year end	January 31 and July 31	March 31

Main Investors and their percentages of units / Major shareholders and their shareholding percentages
Result of operations and financial condition for the immediately preceding fiscal year
	July 2022 (Non-consolidated, JGAAP) (in million yen unless otherwise specified)	March 2022 (Consolidated, IFRS) (in million yen unless otherwise specified)
Net assets/Equity attributable to owners of the parent company	189,358	6,880,232
Total assets	417,430	21,912,012
Net assets per share/Equity attributable to owners of the parent company per share	91,476 yen	4,659.68 yen
Operating revenues/Total revenue	17,194	17,264,828
Operating profit	7,462	-
Profit before tax	6,494	1,293,116
Net profit/Net profit attributable to owners of the parent company	6,492	937,529
Net profit per share/Basic earnings per share	3,136 yen	635.06 yen
Relationship between Takeda and the transferees of the share transfer

Capital relationship
There is no capital relationship between Industrial & Infrastructure Fund Investment Corporation and Takeda. There is no capital relationship between relevant persons and affiliates of Takeda and relevant persons and affiliates of Industrial & Infrastructure Fund Investment Corporation.
There is no capital relationship between Mitsubishi Corporation and Takeda
Human relationship	There is no human relationship between Industrial & Infrastructure Fund Investment Corporation and Takeda	There is no human relationship between Mitsubishi Corporation and Takeda
Trading relationship	There is no trading relationship between Industrial & Infrastructure Fund Investment Corporation and Takeda	There is no trading relationship between Mitsubishi Corporation and Takeda
Applicable related parties
Industrial & Infrastructure Fund Investment Corporation is not a related party of Takeda. The persons and affiliates of Industrial & Infrastructure Fund Investment Corporation are not related parties of Takeda.
Mitsubishi Corporation is not a related party of Takeda

(3)The number of shares to be transferred and the transfer price

The transfer price	514 million yen
Number of shares to be transferred	60,500 shares Of which, Industrial & Infrastructure Fund Investment Corporation 41,000 shares Mitsubishi Corporation 19,500 shares

(4)Change in ownership of shares through the Share Transfer

Number of shares held prior to the transfer	97,000shares
Number of shares to be transferred	60,500 shares
Number of shares held after the transfer	36,500 shares (Ownership ratio: 36.5%)

(5)Others
Prior to the Share Transfer, in addition to Takeda, the following individual will also hold shares in the Subject Company.

Name	Toshio Fujimoto
Address	Takarazuka, Hyogo
Relationship between Takeda and the individual	General Manager of Shonan iPark, concurrently serving as Chief Executive Officer of the Subject Company
The number of shares to be held	3,000 shares

7.Future outlook
There will be no material financial impact on consolidated earnings for the current and next fiscal year.

About Takeda
Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetic and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

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Media Contact:	Investor Contact:
Jun Saito jun.saito@takeda.com +81 (0) 3-3278-2325	Christopher O’Reilly takeda.ir.contact@takeda.com +81 (0) 3-3278-2306